Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

[redacted]

05009511

SUPPL

MACQUARIE
BANK

29 June 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 7/7

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
UBS Financial Services Conference
23 June 2005



Allan Moss
Managing Director and Chief Executive Officer

Bill Moss
Group Head, Banking and Property

Profit growth
67% increase to $A823m* year ended Mar 2005



$Am
Gain realised on formation of MGQ
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

* Including gain realised on formation of MGQ

EPS growth
61% increase to A375c year ended Mar 2005



A cents
EPS attributable to gain from MGQ formation
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Basic EPS

Dividend growth
65% increase to A201c* year ended Mar 2005



A cents
Special dividend
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

* Including special dividend paid as a result of extraordinary profit from MGQ formation

---

Assets under management growth
42% increase to $A89b year ended Mar 2005

→ Australia's 2nd largest fund manager*



$Ab
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Property
Infrastructure
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

*ASSIRT March 2005 (preliminary). Australian sourced funds

International income growth
83% increase to $A1.3b year ended Mar 2005

→ 37% of total income



$Am
New Zealand
Europe
Asia Pacific
Americas
Africa
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Excluding earnings on capital


International staff growth
29% increase to over 1,700 year ended Mar 2005
→ 27% of total staff
→ More than 40 international offices in 22 countries
Staff
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
New Zealand
Europe
Asia Pacific
Americas
Africa
Excluding earnings on capital
7


A diversified business
Investment banking 34%
Mergers and acquisitions, advisory and underwriting
Up 63% on pcp
Institutional stockbroking
Financial products
Asset & wealth management 36%
Infrastructure, property and other specialist funds
Up 81% on pcp*
Retail and wholesale funds management and private client broking
Banking and securitised lending
Equipment and other leasing
Up 46% on pcp
Property lending
Other lending
Lending 13%
Commodities
Equity derivatives
FX, futures, treasury and debt markets
Up 11% on pcp**
Financial markets 17%
* Includes profit on formation of MGQ. **Includes changes in asset values and realisation of investment in East African Gold Mines in prior year.
8


Strategic concepts:
The broad geographic strategy
Other international markets
Focused
Asia-Pacific
Broad investment banking
Australia
Full-service
9


International strategic concepts:
→ Embracing globalisation
→ Focus where we can add special value
→ Complement domestic market participants
EUROPE
373 staff
ASIA
786 staff
NORTH AMERICA
428 staff
AFRICA
24 staff
AUSTRALIA
4,809 staff
NEW ZEALAND
114 staff
SOUTH AMERICA
20 staff
10


Strategic concepts:
Encourage entrepreneurial activity while controlling risk
Credit Risk Limits
Flexibility
Brand Management
Responsibility for recommending strategies and products
Market Risk Limits
Operational Standards
Freedom within boundaries
11


Strategic concepts:
Commitment
→ Use tough markets as an opportunity to demonstrate commitment to:
→ Clients
→ Markets
→ Staff
→ And gain market shares
Staff
Growth in staff numbers
6,556
12

Strategic concepts: Adding more value


1980
Futures
1981
Gold spot trading
1982
Gold forward trading
1988
Debt financing gold mines
1994
Equity financing gold mines (Sydney, Perth, NY, London)
2002
Debt and equity financing oil & gas wells (Houston, Sydney)
2002
Energy Trading (London, Sydney)
1991
Base metals Trading (Sydney, London)

13

Macquarie Bank Limited
UBS Financial Services Conference

23 June 2005



Allan Moss
Managing Director and Chief Executive Officer

Bill Moss
Group Head, Banking and Property

A world class business at home in Australia

→ Macquarie's Banking & Property Group is unique in investment banking
  → All aspects of Real Estate, Mortgages & Banking forged into a single business
  → Skills, strengths and market knowledge gained in one aspect of the market is available across all Banking & Property related businesses

→ The Banking & Property Group covers the real estate spectrum
  → Property Funds Management
  → Property Advisory and Structured Finance
  → Property Development Finance
  → Residential & Lifestyle Development - Urban Pacific Ltd & Medallist Golf
  → Property Investment finance
  → Macquarie Mortgages
  → Banking services to real estate agents, brokers, strata managers

15

Banking and Property

22%^

Year ended March 2005 in review:

→ Excellent contribution, 200% up on pcp including $A91m one-off profit brought to account on formation of Macquarie Goodman Group(MGQ)

→ Property contribution around 60% of Group total excluding MGQ
  → Property assets under management (including associates)* up 90% from $A10.9b to $A20.7b

→ Significant strategic achievements :
  → Macquarie Global Property Advisors – managing $US1.9b assets in Europe and Asia
  → MOF – $A1.3b takeover of The Principal America Office Trust
  → MCW – acquisition of $US2.8b portfolio of US shopping centres with Regency Centers

→ Property Finance (US, Australia) and Property Investment Banking businesses also strong contributors

→ Mortgages USA profitable

16

Seven years substantial growth across the business

Growth in Macquarie Banking & Property 1998 to 2005


Percentage (%) Change
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Mortgages
Staff
Offices
Margin Loans
Property Funds
Profits (includes MGM)

17

Managing property businesses and assets across the globe

EUROPE
8 MBL
29 Associates

ASIA
32 MBL
58 Associates

NORTH AMERICA	
27 MBL	
50 Associates	
507 DDR	725 Prologis
387 Regency	350 Principal


UK
Belgium
Germany
China
South Korea
Hong Kong
Portugal
Spain
Italy
Singapore
USA
Mexico
New Zealand
Australia

AUSTRALIA
286 MBL
66 Associates
180 Macquarie Goodman

18

Macquarie's Competitive Advantage

- → Growing, high quality network globally
- → Increasingly strong brand
- → Experience in deregulation and capital market reform
- → Increased MBL capital available
- → Access to third party capital
- → Access through "Best of Breed" partners to resources and personnel
- → Look to grow businesses rather than acquire them
- → Learn from and avoid the mistakes of others

19

No.1 Real Estate equity* raised in Asia-Pacific

- → Over $ US3.0 billion raised since January 2003



MACQUARIE
Macquarie
Nomura Real Estate
Japan Prime Realty
Mori Trust Sogo
Japan Real Estate
United Urban
Multiplex
Nippon Residential
Tokyu REIT
Centro
Nippon Building Fund

* Real estate fund equity raised since January 2003. Source: Domestic data: UBS; International data: Bloomberg

20

Globalisation

- → Changes to global lifestyles
- → Changes to legal & social infrastructure
- → Global demographic shifts
- → Big increase in cross border investments
- → Focus on business efficiency and asset usage
- → REIT and capital markets reform

21

Globalisation

- → Banking, mortgages and securitisation reforms are also gathering pace
- → Cross border business is bringing prosperity to developing countries and countries in recession
- → Rising living standards brings greater demand for housing
- → Old fashioned protected banking systems are giving way to customer service models

22

Globalisation – big changes creating new markets

As our view of opportunity changes the world is getting bigger



23

Different global property market segments move in different cycles

- → Positive and negative correlation between market sectors and countries can provide a natural hedge against a downturn in any one sector



Price growth % p.a.
Tokyo residential land
Sydney residential
Singapore office
Hong Kong residential
France office
100%
80%
60%
40%
20%
0%
-20%
-40%

24

Macquarie JVs & funds are major investors in North America



Rolling 12 Month Acquisitions of US Real Estate by Foreign Entities
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
German
AUS
East
CN
UK Euro
Other
Macquarie
2001
2002
2003
2004
2005

Macquarie line is calculated on an ungeared basis and includes JV interests.
The increase between Q3 & Q4 2004 includes MOF takeover of PAO

25

World class business – taking Macquarie's skills to the world

- → Focused growth around the world
  - → Growing and profitable presence in US residential mortgage lending and development finance
  - → Macquarie Global Property Advisers is an established institutional fund manager in Europe and Asia
  - → JV with Macquarie Goodman in Asian industrial properties
  - → Major focus on Asian markets
  - → First steps into European markets

26

Macquarie Bank Limited
UBS Financial Services Conference

23 June 2005



Allan Moss
Managing Director and Chief Executive Officer

Bill Moss
Group Head, Banking and Property

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,500 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7,500 on 23/6/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
224,787,352	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,486,050	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 June 2005
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	24 May 2005 but 20 January 2005 re: Macquarie Bank Limited (MBL) shares and December 2001 re: options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL shares and options over MBL shares held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary. MBL shares held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest. Bond Street Custodians Limited is the Bare trustee in respect of employee options for John Allpass Pty Limited.
Date of change	20 June 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga20062005.doc

+ See chapter 19 for defined terms.

No. of securities held prior to change	MBL Fully Paid Ordinary Shares: • 2,772 shares held by John Allpass (of which 2,111 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); • 2,738 shares held by Allpass Investments Pty Limited; and • 8,085 shares held by John Allpass Pty Limited Options over MBL Fully Paid Ordinary Shares: • 2,500 options exercisable at $23.94 each and lapsing on 8 August 2005 held by John Allpass Pty Limited; and • 1,700 options exercisable at $34.71 each and lapsing on 2 August 2006 held by John Allpass Pty Limited
Class	• MBL Fully Paid Ordinary Shares; and • Options over MBL Fully Paid Ordinary Shares
Number acquired	2,500 MBL shares
Number disposed	2,500 options exercisable at $23.94 each and expiring on 8 August 2005.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$23.94 per MBL share
No. of securities held after change	MBL Fully Paid Ordinary Shares: • 2,772 shares held by John Allpass (of which 2,111 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); • 2,738 shares held by Allpass Investments Pty Limited; and • 10,585 shares held by John Allpass Pty Limited Options over MBL Fully Paid Ordinary Shares: • 1,700 options exercisable at $34.71 each and lapsing on 2 August 2006 held by John Allpass Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Non-Executive Director Share Options.

Part 2 – Change of director's interests in contracts

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

23 June 2005

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	3 June 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Roll over of existing Shared Appreciation Loan transactions Mr Clarke and Karii Pty Limited have with MBL into Zero Cost Collar transactions with MBL.
Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	
Date of change	15 June 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• 218,136 MBL shares held directly by David Clarke; and • 213,517 MBL shares held by Karii Pty Limited
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	• A total of $1,048,600.47 to be paid by David Clarke over the term of the Zero Cost Collar transaction by way of option premium; and • A total of $995,666.07 to be paid by Karii Pty Limited over the term of the Zero Cost Collar transaction by way of option premium.

Interest after change	David Clarke and Karii Pty Limited have each entered into a Zero Cost Collar transaction with MBL in respect of 218,136 and 213,517 respectively, fully paid ordinary MBL shares, which has the effect of acquiring cash-settled put options against movements in the MBL share price below current levels for the period to 14 June 2010 in respect of those shares. These transactions replace the Shared Appreciation Loan facilities which David Clarke and Karii Pty Limited previously had with MBL. The existing Zero Cost Collar transactions of David Clarke and Karii Pty Limited continue as below: David Clarke and Karii Pty Limited have each entered into a Zero Cost Collar transaction with MBL in respect of 153,296 and 100,784 respectively, fully paid ordinary MBL shares, which have the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 16 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. David Clarke has entered into a Zero Cost Collar transaction with MBL in respect of 107,083 fully paid ordinary MBL shares, which has the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 20 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. David Clarke has also entered into a Zero Cost Collar transaction with MBL in respect of 25,196 fully paid ordinary MBL shares, which has the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 19 August 2004, and disposing of the benefit of any share price movements above a nominated level over the five years period from 19 August 2004 to 18 August 2009, in respect of those shares. David Clarke has also entered into a Zero Cost Collar transaction with MBL in respect of 68,667 fully paid ordinary MBL shares, which has the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 10 December 2004 for the period from 10 December 2004 to 1 June 2009, in respect of those shares.

Dated: 23 June 2005

+ See chapter 19 for defined terms.

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,000 @ $23.94 each 5,000 @ $28.02 each 4,000 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12,000 on 24/6/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
224,799,352	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,509,050	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 June 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX Release

MACQUARIE
BANK

MACQUARIE CAPITAL ALLIANCE GROUP-LED CONSORTIUM AGREES TO ACQUIRE BBC BROADCAST

27 June 2005 - Macquarie Bank Limited announced today it was part of a successful consortium led by Macquarie Capital Alliance Group (MCAG) to purchase 100 per cent of BBC Broadcast Limited (BBC Broadcast) from the British Broadcasting Corporation (BBC) for a total consideration of £166 million (c. A$392 million).

BBC Broadcast operates from a state-of-the-art playout facility, the Broadcast Centre, on the BBC Campus at White City in London.

Its products and services include playout services, which is a process that transforms content into a datastream ready for transmission. It also offers access services, including subtitling, sign language, and audio description services, plus creative services, which include the design and production of promotional trailers and branded content. BBC Broadcast is a leading provider of these services in Europe.

BBC Broadcast has an agreement to exclusively provide the BBC with playout and access services, electronic programme guides and core creative services until 31 December 2015.

MCAG will acquire a 65 per cent interest in BBC Broadcast for c. £75 million (c. A$178 million).

Macquarie Bank will commit £40 million (c. A$94 million) in equity to the consortium, called Creative Broadcast Services Limited. The Bank intends to sell down some or all

of its proposed investment to institutional investors or to a Macquarie-managed fund within six-to-nine months. Financial close is currently expected at the end of July 2005, subject to final approval from the UK Secretary of State for Culture, Media & Sport.

The equity investment will not have a material impact on Macquarie Bank Group's Tier One capital ratio.

The acquisition of BBC Broadcast will be funded through a combination of debt and equity from consortium members. Macquarie Bank is acting as financial advisor and debt arranger for the consortium.

Macquarie Bank Chief Financial Officer, Mr Greg Ward, said the Bank was attracted to this asset because of stable cash flows and existing contracted revenue with the BBC until the end of 2015 together with its strong potential for revenue growth from external sources.

For further information, please contact:

Erica Sibree, Investor Relations Tel: +612 8232 5008
Macquarie Bank

Matthew Russell, Public Relations Tel: +612 8232 4102
Macquarie Bank

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,196
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,500 @ $23.94 each 5,364 @ $30.51 each 8,332 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21,196 on 28/6/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	224,820,548	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)
		350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,500,354	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 June 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	6,666 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6,666 on 29/6/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	224,827,214	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)
		350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,493,688	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 June 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 9799
Facsimile:
(02) 8232 4437

Email Address
elizabeth.ninness@macquarie.com

Please telephone
Liz Ninness on
(02) 8232 9799
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	24th June 2005
Company	ASX		
Fax No	1900 999 279	**Pages**	17 (incl. this page)
From	Liz Ninness	**Priority**	Routine

MACQUARIE

Message

FORM 604:

Attached FORM 604 re Macquarie Goodman Group (MGQ).

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	Macquarie Goodman Group Level 10, 60 Castlereagh Street SYDNEY, NSW, AUSTRALIA, 2000
A.B.N	09 213 639

1. Details of substantial holder(1)

Name	Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed in Annexure A (the 'MBL' Group).
ACN/ARSN (if applicable)	008 583 542

There was a change in the interests of the substantial holder on	22nd June 2005
The previous notice was given to the company on	27th May 2005
The previous notice was dated	24th May 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FPO	142,829,662 (one vote per share)	10.22%	183,060,972 (one vote per share)	13.03%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
See Appendix B						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securites	Person's votes
Macquarie Life Limited ("MLL")	MLL	MLL	Relevant Interest arising pursuant to section 608 (1) of the Corporations Act	275,635	fp	275,635
Macquarie Investment Management Limited ('MIML')	BNP Paribas Securities Services	BNP Paribas Securities Services	As Above	3,171,239	fp	3,171,239
	Bond Street Custodians	Bond Street Custodians	As above	17,922,639	fp	17,922,639
	JP Morgan	JP Morgan	As above	3,154,229	fp	3,154,229
	National Nominees	National Nominees	As above	6,010,610	fp	6,010,610
	State Street Australia Limited	State Street Australia Limited	As above	1,674,987	fp	1,674,987
	State Trustees	State Trustees	As above	766,519	fp	766,519
	Citibank Korea Inc	Citibank Korea Inc	As Above	94,000	fp	94,000
Macquarie Bank Limited 'MBL'	MBL	MBL	As above	149,813,040	fp	149,813,040
	Belike Nominees	Belike Nominees	As Above	79,424	fp	79,424
Macquarie Private Portfolio Management Limited 'MPPM'	Bond Street Custodians	Bond Street Custodians	As Above	12,458	fp	12,458
Macquarie Newton Specialised Funds Management 'MNSFM'	MNSFM	MNSFM	As Above	36,192	fp	36,192

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Maquarie Bank Limited 'MBL'	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Private Portfolio Management Limited 'MPPM'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Investment Management Limited 'MIML'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Newton Specialised Funds Management 'MNSFM'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Life Limited 'MLL'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
National Nominees Limited	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000
Citibank Korea Inc.	39, Da-Dong, Chung-gu Seoul, Korea 100-180

Signature

print name: Dennis Leong Capacity: Company Secretary

sign here [signature] date 24th June 2005

ANNEXURE 'A'

This is the annexure marked 'A' of 20 pages referred to in the Notice of Change of interests Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
24 June 2005

CONTROLLED BODIES CORPORATE

AUS CO NO	COMPANY NAME	JURISDICTION
	2067238 ONTARIO INC.	CANADA
	2067239 ONTARIO INC.	CANADA
	2067240 ONTARIO INC.	CANADA
	2067241 ONTARIO INC.	CANADA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
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074 900 977	AUSTRALIA INFRASTRUCTURE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
079 630 649	AUSTRALIAN HOTEL INVESTMENT PTY LTD	AUSTRALIA
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059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
010 998 384	BARRIER REEF BROADCASTING PROPRIETARY LIMITED	AUSTRALIA
084 276 666	BASS RADIO PTY LIMITED	AUSTRALIA
085 051 761	BASSFARR PTY LIMITED	AUSTRALIA
008 091 325	BAVIAN PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
009 265 187	BELCAP INVESTMENTS PTY LIMITED	AUSTRALIA
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006 880 217	BOND STREET AUSTRALIA PTY LIMITED	AUSTRALIA
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008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
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005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
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056 039 591	BURL ROSE PTY. LTD.	AUSTRALIA
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002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
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008 585 797	CEMASTA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
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101 229 949	CENTRAL COAST NO.2 PTY LIMITED	AUSTRALIA
069 299 225	CENTRAL COAST RADIO PTY LTD	AUSTRALIA
56116 C1/GBL	CHANGSHA HOLDING COMPANY LIMITED	MAURITIUS
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085 051 645	CLAINEW PTY LIMITED	AUSTRALIA
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
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